

July 9, 2009

Mr. Wiktor Musial
President, Principal Executive Officer, Principal Financial Officer
TAMM Oil and Gas Corp.
Suite 405, 505 8th Ave., SW
Calgary, Alberta Canada T2P 1G2

> **Re: TAMM Oil and Gas Corp.**
> **Form 10-K for the Fiscal Year Ended March 31, 2008**
> **Filed July 14, 2008**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2008**
> **Filed February 17, 2009**
> **Response Letter Dated June 12, 2009**
> **File No. 000-52881**

Dear Mr. Musial:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2008

Engineering Comments

1. We have reviewed your response to prior comment eight and your updated corporate website. Due to the small size of the font and the actual font chosen, the cautionary language is not legible. Please revise your website to correct this so that the cautionary language is clearly legible. Please tell us the date that this change will take place.

Closing Comments

  Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

  You may contact Jim Murphy, Petroleum Engineer, at (202) 551-3703, with questions about engineering comments. Please contact me, at (202) 551-3461, with any other questions.

        Sincerely,

        Christopher J. White
        Branch Chief